Filed Pursuant to Rule 424(b)(3)

Registration No. 333-288796

PROSPECTUS SUPPLEMENT NO. 9

(TO PROSPECTUS DATED SEPTEMBER 19, 2025)

Up to 15,000,000 Common Shares

RUBICO INC.

This is a supplement (the “Prospectus Supplement”) to the prospectus, dated September 19, 2025 (as supplemented or amended from time to time, the “Prospectus”) of Rubico Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-288796), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the Company’s Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2025 (the “Form 6-K”). Accordingly, the Form 6-K is attached to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 31, 2025.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42684

RUBICO INC.

(Translation of registrant’s name into English)

20 Iouliou Kaisara Str
19002 Paiania

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Mega Yacht Acquisition

As previously announced, on December 4, 2025, Rubico Inc. (the “Company,” “we” or “our”) entered into a letter of intent (the “Newbuilding LOI”) for the potential acquisition from Top Ships Inc. (the “Parent”) of a newbuilding mega yacht, the M/Y Sanlorenzo 1150Exp (the “Newbuilding Yacht”), with expected delivery in the second quarter of 2027. The Company made an advance cash payment of $4.0 million that was credited against the acquisition price of the Newbuilding Yacht A special independent committee composed of independent members of the Board of Directors negotiated and approved the acquisition of the Newbuilding Yacht under the Newbuilding LOI. On December 31, 2025, the Company entered into a purchase agreement (the “Newbuilding SPA”) to purchase Roman Explorer Inc., the company that will acquire ownership of the Newbuilding Yacht, for a purchase price of $38.0 million payable in installments over a period of 300 days following the Company’s entry into the Newbuilding SPA. An initial installment payment of $15.5 million was made upon signing the Newbuilding SPA, with consummation of the purchase and sale of the shares of Roman Explorer Inc. expected to take place no later than March 31, 2026. Under certain circumstances the Parent can demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares (the “Series E Preferred Shares”). For a description of the Series E Preferred Shares, see the section of this Report titled “—Description of Series E Perpetual Convertible Preferred Shares.” Further, the form of Statement of Designation of the Series E Preferred Shares is appended to the Newbuilding SPA, which is filed as an exhibit hereto. Remaining installments payable to the shipyard as per the relevant newbuilding contract amount to approximately $41.5 million (or €35.5 million) payable up to May 2027.

Supplemental Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our registration statement on Form 20-F filed with the Commission on June 4, 2025.

Delays or defaults by the shipyards in the construction of any newbuildings could increase our expenses and diminish our net income and cash flows.

As of the date of this report, we do not have any contracts for newbuilding vessels. We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

The anticipated delivery of a mega yacht entails certain risks and uncertainties associated with our entry into ownership of a new class of vessels, and we cannot assure you that we will complete the delivery of the vessel or manage such risks successfully.

We have entered into a share purchase agreement to acquire from the Parent a company that has entered into a newbuilding contract for the Newbuilding Yacht with expected delivery in the second quarter of 2027. However, there can be no assurance that we will complete the delivery of this vessel or successfully identify any similar opportunities in the future.

Any mega yacht operating in our fleet is expected to be employed on short-term charters. We expect that management services, including commercial and technical management, for any yacht we acquire will be provided by CSI.

Our management team and CSI do not have experience in the mega yacht sector. We believe that the experience of our management and CSI in the ownership and operation of tanker and other vessels provides relevant expertise and qualifications in the evaluation of mega yacht acquisition opportunities and operation of mega yachts. However, there can be no assurance that we will successfully manage the risks of operations in a new sector, which could adversely affect our financial position, results of operations and cash flows.

We have in the past and may in the future rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our Common Shares.

We may issue additional Common Shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

As part of our business strategy, we have in the past and may in the future rely in part on issuances of equity, warrants or preferred securities, which may carry voting rights and may be convertible or exercisable into Common Shares, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

Under the Equity Line Purchase Agreement entered into with B. Riley Principal Capital II, LLC (the “Selling Shareholder”) we have the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30,000,000 of our Common Shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. We have registered under the Securities Act the resale by the Selling Shareholder of up to 15,500,000 of our Common Shares of which we have sold 480,144 Common Shares to the Selling Shareholder under the Equity Line Purchase Agreement as of December 10, 2025.

Further, as contemplated by the Newbuilding SPA, Top Ships Inc. may under certain circumstances demand the payment of installments in the form of Series E Preferred Shares. The Series E Preferred Shares would, if issued, be convertible into Common Shares. As of the date of this prospectus, there are no Series E Preferred Shares. For a description of the Series E Preferred Shares, see the section of this prospectus entitled “Description of Capital Stock—Description of Series E Perpetual Convertible Preferred Shares.” Further, the form of Statement of Designation of the Series E Preferred Shares is appended to the Newbuilding SPA, which is filed as an exhibit hereto.

Our issuance of additional Common Shares, including pursuant to the Equity Line Purchase Agreement, or otherwise upon conversion of convertible securities or exercise of warrants, or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

•	Our existing common shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable per Common Share may decrease;

•	the relative voting strength of each previously outstanding Common Share may be diminished; and

•	the market price of our Common Shares may decline.

Issuance of preferred shares, such as our Series D Preferred Shares, our Series E Preferred Shares and our Series A Participating Preferred Stock, may adversely affect the voting power of our common shareholders have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.

Our Amended and Restated Articles of Incorporation currently authorize our Board of Directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. Our Board of Directors has issued, and may in the future issue, preferred shares with voting rights superior to those of the Common Shares, such as the Series D Preferred Shares or the Series A Participating Preferred Stock, which could have a dilutive effect on our common shareholders. Additionally, as contemplated by the Newbuilding SPA, we may be required to issue Series E Preferred Shares to the Parent, which would have voting rights superior to those of the Common Shares. If our Board of Directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Shares and our shareholders' ability to realize any potential change of control premium.

Description of Series E Perpetual Convertible Preferred Shares

As contemplated by the Newbuilding SPA, the Parent may under certain circumstances demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares.

As of the date of this prospectus, no Series E Preferred Shares are outstanding.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Issuer’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) 120% of the closing price of our Common Shares on the trading day immediately preceding the first issuance of Series E Preferred Shares, (ii) 80% of the lowest daily VWAP of the Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Common Shares in any transaction from the date of the issuance the Series E Preferred Shares onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common Shares.

Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of Series E Preferred Shares are entitled to the voting power of one thousand (1,000) of our common shares per Series E Preferred Share. The holders of Series E Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series E Preferred Shares are entitled to receive certain dividends and distributions paid to holders of Common Shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the Common Shares.

Redemption. We at our option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series E Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series E Preferred Shares, plus an amount equal to any accrued and unpaid dividends on such Series E Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, we shall first provide one business day advance written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series E Preferred Shares. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.

The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed.

Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our Board of Directors may fix a record date for the determination of holders of Series E Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Ranking. All shares of Series E Preferred Shares shall rank pari passu with all classes of our common shares.

The description of the Series E Preferred Shares is subject to and qualified in its entirety by reference to the Newbuilding SPA and Certificate of Designation of the Series E Preferred Shares.

On December 31, 2025, the Registrant issued a press release relating to the acquisition of the Newbuilding Yacht, a copy of which is attached hereto as Exhibit 99.1.

 The Newbuilding SPA is attached hereto as Exhibit 99.2.

The Certificate of Designation of the Series E Preferred Shares is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rubico Inc.

Date: December 31, 2025	By: /s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer

EXHIBIT 99.1

Rubico Inc. Announces Acquisition of Newbuilding Mega Yacht

ATHENS, Greece, Dec. 31, 2025 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that it has entered into a purchase agreement (the “SPA”) for the acquisition from Top Ships Inc. of a vessel-owning company (the “Owner”) which is party to a shipbuilding contract for a newbuilding mega yacht, the M/Y Sanlorenzo 1150Exp, with expected delivery from the shipyard in the second quarter of 2027 for a purchase price of $38.0 million. Consummation of the purchase and sale of the Owner’s shares under the SPA is expected to take place no later than March 31, 2026.

The Company had previously announced that it had entered into a letter of intent providing an exclusivity period during which the Company conducted a due diligence process and evaluated the potential transaction. As previously announced, an advance payment of $4.0 million made pursuant to the letter of intent was credited against the purchase price of the newbuilding mega yacht. A special independent committee composed of independent members of the Company's board of directors negotiated and approved the acquisition, after obtaining a fairness opinion from an independent financial advisor.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.
Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the yacht acquisition.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Exhibit 99.2

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "Agreement") is entered into as of December 31, 2025, by and between Top Ships Inc, a Marshall Islands corporation (the "Seller"), and Rubico Inc., a Marshall Islands corporation (the "Buyer"). The Seller and the Buyer are sometimes referred to in this Agreement as a "Party" and collectively as the "Parties."

RECITALS

WHEREAS, the Seller owns five hundred (500) registered shares, without par value, (the “Shares”) of ROMAN EXPLORER INC., a Marshall Islands corporation (the "Company"), representing all of the issued and outstanding shares of the Company;

WHEREAS, the Company has entered into a yacht building contract (the “Newbuilding Contract”) with SANLORENZO S.P.A for the newbuilding M/Y Sanlorenzo "1150Exp" Hull No. 158 (the “Vessel”) and a refund guarantee (the “Refund Guarantee” and together with the Newbuilding Contract, the “Pre-delivery Contracts” and each a “Pre-delivery Contract”) has been issued in favor of the Company for the Contract Price (as defined in the Newbuilding Contract) installments (other than the installment described under letter (j) of Clause 3.2.1 of the Newbuilding Contract). The Vessel has a length of 60 meters and a gross tonnage of 1,150 tons with 6 guest cabins and is able to accommodate 12 guests and 15 crew;

WHEREAS, the Buyer has indicated to the Seller its desire to proceed with the acquisition and the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, the Shares, representing 100% of the authorized, issued and outstanding shares of the Company, on the terms and conditions herein contained;

WHEREAS, on December 4, 2025, the Seller and the Buyer entered into a letter of intent relating to the prospective purchase of the Shares whereby the Buyer paid the Seller a refundable earnest money deposit of $4,000,000 (the “Deposit”) for a no-shop period until March 31, 2026;

NOW, THEREFORE, in consideration of the respective representations, warranties and agreements contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE SHARES; CLOSING

Section 1.1          Purchase and Sale of the Company. At the Closing (as defined below), subject to the terms and conditions herein contained, the Seller shall sell, convey, transfer, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, the Shares, together with all rights and interests associated therewith.

Purchase Price. In consideration of the sale, conveyance, transfer, assignment and delivery of the Shares to the Buyer at Closing, the Buyer hereby agrees to pay to the Seller the aggregate purchase price of $38,000,000 (the "Purchase Price"), by installment payments (the “Installments”) as follows (with the Deposit being credited towards the Purchase Price and the First Installment):

(a)       An amount of $19,500,000 (the “First Installment”) shall be paid to the Seller by wire transfer to the account of the Seller no later than December 31, 2025;

(b)       An amount of $3,000,000 (the “Second Installment”) shall be paid to the Seller by wire transfer to the account of the Seller on a date that is no later than 60 days after the First Installment;

(c)       An amount of $3,000,000 (the “Third Installment”) shall be paid to the Seller by wire transfer to the account of the Seller on a date that is no later than 60 days after the Second Installment;

(d)       An amount of $3,000,000 (the “Fourth Installment”) shall be paid to the Seller by wire transfer to the account of the Seller on a date that is no later than 60 days after the Third Installment;

(e)       An amount of $3,000,000 (the “Fifth Installment”) shall be paid to the Seller by wire transfer to the account of the Seller on a date that is no later than 60 days after the Fourth Installment;

(f)       An amount of $3,000,000 (the “Sixth Installment”) shall be paid to the Seller by wire transfer to the account of the Seller on a date that is no later than 60 days after the Fifth Installment;

(g)       An amount of $3,500,000 (the “Final Installment”), including any adjustments as set forth below shall be paid to the Seller by wire transfer to the account of the Seller on a date that is no later than 60 days after the Sixth Installment;

In case any portion of the Installments are not settled by the time they are due (the “Late Installments”), the Seller can demand that such Late Installments be settled via the issuance by the Buyer to the Seller within 5 Business Days of such demand of an equivalent dollar amount (the “Stated Amount”) of Series E Perpetual Convertible Preferred Shares (the “Series E Shares”), the rights and privileges of which are described under their Statement of Designations included in Schedule 3 hereunder. Such Stated Amount will be equal to the aggregate Liquidation Preference (as defined in such Statement of Designations) of the Series E Shares issued in settlement of such Late Installments.

Section 1.2          All payments shall be made to an account nominated by the Seller to the Buyer separately in writing.

Section 1.3          If the Buyer or any of its Subsidiaries from the Closing Date onwards raises capital via (i) debt refinancing (only applying to excess proceeds, being the proceeds from the new debt exceeding the debt amount being refinanced) or (ii) issuance of any equity interests, then, in each case, no later than ten Business Days after the Parent or such Subsidiary receives the net cash proceeds therefrom the outstanding Installments shall be prepaid by an amount equal to 100% of the amount of the net cash proceeds from such incurrence or issuance. For the avoidance of doubt, this Section 1.3 shall only apply where the terms of such related issuances or debt refinancing incurrence allow for the use of proceeds to be applied to the Installments.

Section 1.4          Closing. The consummation of the purchase and sale of the Shares (the "Closing") shall take place at the offices of Central Mare Inc. 20 Iouliou Kaisara Str, 19002, Paiania, Athens, Greece, on a date to be mutually agreed upon by the Parties (the "Closing Date"), but in no event later than March 31, 2026 (the “Cancellation Date”).

Section 1.5          Deliverables. On the Closing Date, subject to the terms and conditions herein contained, (i) the Seller shall deliver to the Buyer (a) the Shares free and clear of any and all charges, claims, conditions, encumbrances, equitable interests, liens, mortgages, options, pledges, rights of refusal, security interests or restrictions of any kind, including any restrictions on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, in each case of any nature whatsoever (collectively, "Liens") and not including any restrictions on the resale of the Shares under the Securities Act of 1933, as amended (the "Securities Act") or under applicable state securities laws, in certificated form, registered in the name of the Buyer or its designated nominee (or, if applicable, stock powers duly executed in blank, proper form for transfer), together with any necessary assignment documents in form and substance included in Section 6.2 and as reasonably requested by the Buyer and an updated stock ledger reflecting the transfer to the Buyers of the Shares; and (ii) the Buyer shall have paid all Installments due prior to that date to the account nominated by the Seller as set forth in Section 1.2 hereof.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that the statements in the following sections of this Article II are true and correct as of the date of this Agreement and as of the Closing Date:

Section 2.1          Organization and Good Standing. The Company is duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands and has all requisite corporate power and authority to own, lease, operate and hold its respective properties and assets and to conduct its respective business as is now conducted and as currently contemplated to be conducted, and is authorized to do business in all jurisdictions material to the conduct of its respective business. The Seller has heretofore delivered to the Buyer complete and correct copies of the Articles of Incorporation, Bylaws or other organizational documents ("Constitutional Documents") of the Company, in each case, as currently in effect, together with copies of all minutes of meetings and resolutions of shareholders and directors of the Company (the "Company Corporate Records"). The Company Corporate Records are accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable laws and in compliance with the Company's Constitutional Documents. The Company is not in default under or in violation of its Constitutional Documents.

Section 2.2          Authority and Enforceability. The Seller has the full legal right and requisite corporate power and authority and has taken all action necessary in order to execute, deliver and perform fully its obligations under this Agreement and to consummate the transactions contemplated herein. This Agreement has been duly and validly authorized, executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defense.

Section 2.3          Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Seller nor the consummation of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provision of the Constitutional Documents of the Company; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any national, federal, regional, state, multi-state, municipal or other governmental authority of any nature, including any court, subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any regulatory or taxing authority (any such governmental authority or body, a "Governmental Body"), other than those that have been made or obtained; (iii) cause the Seller or the Company to violate or contravene any provision of law, any rule or regulation of any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award, binding upon or applicable to the Seller or the Company or their respective assets; (iv) result in a default (or give rise to any right of amendment, termination, cancellation, consent, change of control provisions, acceleration or loss of a material benefit) under the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, license, obligation, commitment, purchase order or other agreement, commitment, instrument, permit, concession, or obligation, written or oral, including the Pre-delivery Contracts (each, a "Contract") to which the Seller or the Company or any of their respective assets may be bound, except in such cases where the requisite waivers or consents have been obtained or are due to be obtained prior to Closing; or (v) result in the creation of any Lien upon any of the properties or assets of the Seller or the Company under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or the Company or any of their respective assets may be bound or affected.

Section 2.4          Capitalization. The Company is authorized to issue five hundred (500) registered shares, without par value. The Shares represent all of the authorized, issued and outstanding shares of the Company. All of the Shares are duly authorized, validly issued, fully paid and non-assessable and are owned legally by the Seller. Other than this Agreement, there is no subscription, option, warrant, preemptive right, call right or other right, agreement or commitment of any nature relating to the voting, issuance, sale, delivery or transfer (including any right of conversion or exchange or right of first refusal under any outstanding security or other instruments) by the Seller of the Shares, and there is no obligation on the part of the Seller to grant, extend or enter into any of the foregoing. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Shares or any other equity or voting interests in the Company. No claim has been made or, to the knowledge of the Seller, threatened against the Seller or the Company asserting that any person other than the Seller is the holder of the Shares or any other equity or voting interests in the Company.

Section 2.5          Ownership of the Shares. The Seller is the sole legal owner and holder of, and has good, valid and marketable title to, the Shares to be sold pursuant to this Agreement, free and clear of any Liens. At the Closing, the Seller will transfer, assign and deliver good and marketable title to the Shares to the Buyer, free and clear of all Liens.

Section 2.6          Contracts. The Company is a party to the Pre-delivery Contracts, including the following:

-        the Newbuilding Contract with SANLORENZO SPA for the building of the Vessel (as set forth in Schedule A). The Company has performed all obligations required to be performed by it and is in compliance with all the terms and conditions contained therein. The Seller has delivered or made available to the Buyer true and complete copies, including all amendments and supplements thereof, of the Newbuilding Contract.

The Company has the full legal right and requisite corporate power and authority and has taken all action necessary in order to execute, deliver and perform fully its obligations under the Pre-Delivery Contracts and to consummate the transactions contemplated herein. The Pre-delivery Contracts have been duly and validly authorized, executed and delivered by the Company.

Section 2.7          No Litigation. There is no action, suit, claim, investigation, litigation, legal, administrative, arbitration or other proceeding pending against the Seller or the Company, or, to the knowledge of the Seller, threatened against the Seller or the Company, nor is the Seller or the Company subject to or bound by any outstanding order, judgment, injunction, award or decree of any Governmental Body, relating to the Seller or the Company or any of their respective properties or assets or which questions the validity of this Agreement or any of the transactions contemplated hereby or any action taken or to be taken pursuant hereto or which seeks to prohibit, enjoin or otherwise challenge any of the transactions contemplated hereby.

Section 2.8          No Unlawful Payments. Neither the Seller nor the Company, nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of the Seller or the Company, as applicable, has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician, government employee or other person.

Section 2.9          Bank Accounts. Set forth on Schedule B is a complete and accurate list of all bank accounts, with banks maintained by or on behalf of the Company showing the depository bank and account number.

Section 2.10       No Subsidiaries. The Company does not, directly or indirectly, own any stock or other equity interest in any other corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization or other entity.

Section 2.11       Personnel. The Company has no employees.

Section 2.12       Full Disclosure. No representation or warranty by the Seller in this Agreement and no statement contained in any document or other writing furnished or to be furnished to the Buyer pursuant to the provisions hereof, when considered with all other such documents or writings, contain or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements made herein or therein untrue, inaccurate or not misleading. Nothing has been withheld from the material provided to the Buyer that would render such information untrue or misleading.

Section 2.13       Adequate Information. The Seller (i) has sufficient knowledge and experience in business, financial and investment matters so as to be able to evaluate the risks and merits of the sale of the Shares and of protecting its own interests in connection with the sale of the Shares; (ii) is a sophisticated person with respect to the sale of the Shares; (iii) has adequate information concerning the business and financial condition, prospects and plans of the Company to make an informed decision regarding the sale of the Shares; and (iv) has independently and without reliance upon the Buyer, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Seller acknowledges that the Buyer has not given the Seller any investment advice or opinion on whether the sale of the Shares is prudent or suitable and the Seller is not relying on any representation or warranty by the Buyer except as expressly set forth in this Agreement.

Section 2.14       No General Solicitation. Neither the Seller nor any nominee thereof has offered any Shares by any means of general solicitation or advertising (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; or (ii) any seminar or meeting whose attendees have been invited by general solicitation or advertising.

Section 2.15       No Brokers or Finders. No broker or finder has been engaged by the Seller in connection with the transactions contemplated in this Agreement, and no commission, finder's fees or other similar compensation or remuneration is payable to any person as a result of the Seller's actions in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

Section 2.16       Exemption from Registration. The Shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE PRE-DELIVERY CONTRACTS

The Seller represents and warrants to the Buyer that as of the date hereof and at the Closing Date:

Section 3.1          Title to Pre-Delivery Contracts. The Company shall hold the legal title to, and own the entire beneficial interest in each Pre-delivery Contract.

Section 3.2          No Liens. The Company is, and will continue to be free of all Liens.

Section 3.3          Performance of Pre-delivery Contracts. The Company shall:

(a)             observe and perform all its obligations and meet all its liabilities under or in connection with each Pre-delivery Contract;

(b)             use all reasonable endeavours to ensure performance and observance by the other parties of their obligations and liabilities under each Pre-delivery Contract; and

(c)             take any action, or refrain from taking any action, which the Buyer may specify in connection with any breach, or possible future breach, of a Pre-delivery Contract by the Company or any other party or with any other matter which arises or may later arise out of or in connection with a Pre-delivery Contract.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that the statements in the following sections of this Article IV are true and correct as of the date of this Agreement and as of the Closing Date:

Section 4.1          Organization, Good Standing. The Buyer is duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all corporate power and authority to own, lease, operate and hold its properties and assets and to conduct its business as is now conducted and as currently contemplated to be conducted, and is authorized to do business in all jurisdictions material to the conduct of its business.

Section 4.2          Authority and Enforceability. The Buyer has the full legal right and requisite corporate power and authority and has taken all action necessary in order to execute, deliver and perform fully its obligations under this Agreement and to consummate the transactions contemplated herein. This Agreement has been duly and validly authorized, executed and delivered by the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defense.

Section 4.3          Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Buyer nor the consummation of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provision of the Buyer's Constitutional Documents; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body, other than those that have been made or obtained; (iii) cause the Buyer to violate or contravene any provision of law, any rule or regulation of any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award, binding upon or applicable to the Buyer or its assets; (iv) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of a material benefit) under the terms, conditions or provisions of any Contract to which the Buyer or any of its assets may be bound, except in such cases where the requisite waivers or consents have been or will be obtained; or (v) result in the creation of any Lien upon any of the properties or assets of the Buyer under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Buyer or any of its assets may be bound or affected.

Section 4.4          No Litigation. There is no action, suit, claim, investigation, litigation, legal, administrative, arbitration or other proceeding pending against the Buyer or, to the knowledge of the Buyer, threatened against the Buyer, nor is the Buyer subject to or bound by any outstanding orders, judgments, injunctions, awards or decrees of any Governmental Body, which questions the validity of this Agreement or any of the transactions contemplated hereby or any action taken or to be taken pursuant hereto or which seeks to prohibit, enjoin or otherwise challenge any of the transactions contemplated hereby.

Section 4.5          No Registration. The Shares purchased by the Buyer pursuant to this Agreement are being acquired for investment purposes only and not with a view to any public distribution thereof in violation of any securities laws, and the Buyer shall not offer to sell or otherwise dispose of the Shares so acquired by it in violation of any of the registration requirements of the Securities Act. The Buyer acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Shares, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in all of the Shares. The Buyer understands that, when delivered to the Buyer at the Closing, none of the Shares will be registered pursuant to the Securities Act and that all of the Shares will constitute "restricted securities" under the federal securities laws of the United States. Each certificate for Shares shall bear the following legend:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

Section 4.6          Independent Investigation. The Buyer has had the opportunity to conduct to its own satisfaction independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties of the Seller set forth in Article II hereof and the other information provided by the Seller.

Section 4.7          No Brokers or Finders. No broker or finder has been engaged by the Buyer in connection with the transactions contemplated in this Agreement, and no commission, finder's fees or other similar compensation or remuneration is payable to any person as a result of the Buyer's actions in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

ARTICLE V
COVENANTS

Section 5.1          Conduct of Business Pending Closing. The Buyer and the Seller agree that between the date of the execution of this Agreement and the Closing Date, (i) the Seller shall, or shall cause the Company to, conduct the business and maintain and preserve the assets of the Company in the ordinary course of business; (ii) the Buyer and the Seller shall use their reasonable efforts to cause all of the representations and warranties in Article II, Article III and Article IV hereof, as applicable to such Party, the Pre-delivery Contracts or the Vessel, to continue to be true and correct; (iii) the Seller shall ensure that the Company does not issue any equity, incur any debt, or enter into any other Contract, without the Buyer's prior written approval; and (iv) the Seller shall ensure that the Company shall not cause or, to the extent reasonably within its control, permit any Liens to attach to the Vessel.

Section 5.2          Further Assurances. The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such certificates, assignments or other instruments of ownership, transfer, assignment and conveyance, in form and substance reasonably satisfactory to Buyer, as shall be necessary to vest in the Buyer all of the right, title and interest in and to the Shares undertaken to be sold to the Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, debts, dues and duties of whatsoever nature, and any other document reasonably requested by the Buyer in connection with this Agreement.

Section 5.3          Governmental Filings. As promptly as practicable after the execution of this Agreement, each Party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.

Section 5.4          Further Consents. After the Closing Date, the Seller shall obtain any consents or approvals or assist in any filings reasonably required in connection with the transactions contemplated hereby that are requested by Buyer and that have not been previously obtained or made.

Section 5.5          Public Announcements. Neither Party shall, without the prior approval of the other Party, issue, or permit any of its partners, stockholders, directors, officers, employees, members, managers, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by law, Governmental Body or stock market regulations to which the relevant Party is accountable.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1          Conditions to Obligations of Seller. At the Closing, the obligation of the Seller to sell the Shares to the Buyer is subject to the fulfillment at the Closing of the following conditions:

(a)             Accuracy of Buyer Representations and Warranties; Compliance. The representations and warranties of the Buyer contained in Article IV of this Agreement shall be true and correct in all material respects at and as of the Closing Date as though then made, and Buyer shall have performed and complied in all material respects with all conditions and agreements required by this Agreement to be performed and complied with by it on or prior to the Closing Date.

(b)             Legal Investment. On the Closing Date, the purchase and sale of the Shares shall be permitted by the laws and regulations of each relevant jurisdiction.

(c)             No Actions Pending. There shall be no suit, action, investigation, inquiry or other proceeding by any Governmental Body or other person or entity pending or threatened in writing that challenges, or has the effect of interfering with, the validity or legality of the transactions contemplated in this Agreement.

Section 6.2          Conditions to Obligations of Buyer. The obligation of the Buyer to purchase the Shares from the Seller is subject to the fulfillment at the Closing of the following conditions:

(a)             Accuracy of Seller Representations and Warranties; Compliance. The representations and warranties of the Seller contained in Article II of this Agreement shall be true and correct in all material respects at and as of the Closing Date as though then made, and the Seller shall have performed and complied in all material respects, with all conditions and agreements required by this Agreement to be performed and complied with by it on or prior to the Closing Date.

(b)             Legal Investment. On the Closing Date, the purchase and sale of the Shares shall be permitted by the laws and regulations of each relevant jurisdiction.

(c)             No Actions Pending. There shall be no suit, action, investigation, inquiry or other proceeding by any Governmental Body or other person or entity pending or threatened in writing that challenges, or has the effect of interfering with, the validity or legality of the transactions contemplated in this Agreement.

(d)             No Material Adverse Change. Between the date of the execution of this Agreement and the Closing Date, there shall not have been any material adverse change in the condition, financial or otherwise, or the business affairs or assets, of the Company.

ARTICLE VII
MISCELLANEOUS

Section 7.1          Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)             by the mutual written agreement of the Seller and the Buyer;

(b)             by the Buyer if any of the conditions set forth in Section 6.1 hereof shall have become incapable of fulfillment, by reason other than the Buyer's negligent or willful failure to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by the Buyer, and such conditions shall not have been waived by the Buyer;

(c)             by the Seller if any of the conditions set forth in Section 6.2 hereof shall have become incapable of fulfillment, by reason other than the Seller's negligent or willful failure to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by the Seller, and such conditions shall not have been waived by the Seller; or

(d)             by either Party by written notice thereof to the other Party, if the Closing contemplated hereby shall not have been consummated on or before the Cancellation Date;

provided that any Installments paid prior to termination will be refunded to the Buyer.

Section 7.2          No Further Liability. Subject to Section 7.4, if this Agreement is terminated in accordance with Section 7.1 hereof, (i) neither Party shall have any further obligation or liability under this Agreement, other than by reason of a breach or default by a Party hereunder; and (ii) any monies, instruments or documents of any Party held in escrow or transferred to the other Party in connection with the transactions contemplated herein with respect to which the Closing shall not have occurred shall be immediately returned to such Party, which for the avoidance of doubt, shall include the Deposit, the Parabellvm Consideration and any installments paid to the Seller. For the further avoidance of doubt, any such termination shall not have any effect whatsoever on any transactions contemplated herein with respect to which the Closing has occurred.

Section 7.3          Indemnification. Each Party shall indemnify, defend and hold harmless the other Party, its managers, directors, officers, members, partners, shareholders, employees, attorneys, accountants, agents and representatives and their successors and assigns from and against all liabilities, losses, damages or expenses (including, without limitation, reasonable attorney's fees and disbursements) based upon or arising out of (i) any inaccuracy or breach of any representation or warranty of such indemnifying Party herein, and (ii) any breach of any covenant or agreement of such indemnifying Party herein.

Section 7.4          Survival. The representations, warranties, covenants and agreements of each of the Parties under this Agreement shall survive the Closing. Furthermore, Section 7.2 and Section 7.3 hereof shall survive the termination of this Agreement.

Section 7.5          Expenses. Each of the Parties agrees to pay its own expenses incident to this Agreement and the performance of its obligations hereunder, except as provided in Section 7.3.

Section 7.6          Assignment. This Agreement shall be binding on and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided, however, that a party may not assign this Agreement without the prior written consent of the other party.

Section 7.7          Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the other shall be in writing and delivered by hand or by a courier service or shall be sent by electronic mail to the address for such Party set forth below:

If to the Seller:	c/o Top Ships Inc. 20 Iouliou Kaisara Str, 19002 Paiania, Athens-Greece Attention: Alexandros Tsirikos Email: atsirikos@topships.org

If to the Buyer:	c/o Rubico Inc. 20 Iouliou Kaisara Str, 19002 Paiania, Athens-Greece Attention: Nikolaos Papastratis Email: npapastratis@rubicoinc.com

With a copy to (which shall not constitute notice):	Watson Farley & Williams LLP 120 West 45th Street New York, NY 10036 Attn: Will Vogel wvogel@wfw.com or to such other place and with such other copies as either Party may designate as to itself by written notice to the other. All such notices, requests, instructions or other documents shall be deemed to have been delivered (i) in the case of personal delivery or delivery by courier, on the date of such delivery, (ii) in the case of delivery by electronic mail, when receipt is acknowledged and (iii) in the case of mailing, on the third Business Day (meaning any day of the year on which national banking institutions in the United States, Switzerland and Greece are open to the public for conducting business and are not required or authorized to close) after the posting thereof. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof signed by the Party entitled to such notice, whether before or after the time stated at which such notice is required to be given, shall be deemed equivalent to the giving of such notice.

Section 7.8          Entire Agreement; Amendments and Waivers. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. No supplement, modification, amendment or waiver of this Agreement shall be binding unless executed in writing by each Party to the Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 7.9          Headings. Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof.

Section 7.10       Further Assurances. From and after the Closing, upon the request of a Party, the other Party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

Section 7.11       Choice of Law. This Agreement shall be construed and interpreted, and the rights of the Parties determined, in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

Section 7.12       Jurisdiction. Each of the Seller and the Buyer (i) irrevocably submits to the co-exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York County for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceedings in improper.  Each of the Seller and the Buyer consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such Party at the address set forth in Section 7.7 and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.12 shall affect or limit any right to serve process in any other manner permitted by law.

Section 7.13       WAIVER OF JURY TRIAL. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN.

Section 7.14       Remedies. In addition to any remedies either Party may have in law, each Party shall be entitled to apply to any court of competent jurisdiction (without posting bond or other security) to enjoin any actual or threatened breach or default under this Agreement and shall also be entitled to seek specific performance of this Agreement. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any Party at law or in equity or otherwise.

Section 7.15       Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 7.16       No Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or other rights of any kind in any client, customer, affiliate, stockholder, member, or partner of any Party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the Parties hereto.

Section 7.17       Counterparts. This Agreement may be executed in two or more counterparts, and all such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. Portable document format (PDF) signatures shall be treated as original signatures for all purposes hereunder.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

BUYER:

By:	/s/ Nikolaos Papastratis
Name:	Nikolaos Papastratis
Title:	CFO, Director

SELLER

By:	/s/ Alexandros Tsirikos
Name:	Alexandros Tsirikos
Title:	CFO, Director

(Signature Page to Roman Explorer Inc. Share Purchase Agreement)

Schedule A

Newbuilding Contract

Schedule B

Bank Accounts

Schedule C

Statement of Designations of the Series E Perpetual Convertible Preferred shares

 Exhibit 99.3

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES E

PERPETUAL CONVERTIBLE PREFERRED SHARES

OF

RUBICO INC.

The undersigned, Kalliopi Ornithopoulou does hereby certify:

1. That she is the duly elected and acting Chief Executive Officer and President of Rubico Inc., a Marshall Islands corporation (the “Company”).

2. That pursuant to the authority conferred by the Company’s Amended and Restated Articles of Incorporation, as amended, the Company’s Board of Directors (the “Board”) on [●], 2026 adopted the following resolution designating and prescribing the relative rights, preferences and limitations of the Company’s Series E Perpetual Convertible Preferred Shares:

RESOLVED, that pursuant to the authority vested in the Board by the Amended and Restated Articles of Incorporation, as amended, the Board does hereby establish a series of preferred stock, par value $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series E Perpetual Convertible Preferred Shares”. The Series E Perpetual Convertible Preferred Shares shall have a par value of $0.01 per share, and the number of shares constituting such series shall consist of [●] shares.

Section 2. Issuance. The Series E Perpetual Convertible Preferred Shares are to be issued to Top Ships Inc. (“Top Ships”) pursuant to the Share Purchase Agreement, dated as of December 31, 2025 between Top Ships and the Company.

Section 3. Dividends and Distributions.

(a) Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the Series E Perpetual Convertible Preferred Shares with respect to dividends, the holders of Series E Perpetual Convertible Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the Liquidation Amount (as defined below) of the then outstanding Series E Perpetual Convertible Preferred Shares (computed on the basis of a 365-day year and the actual days elapsed).

(b) Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Perpetual Convertible Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of Series E Perpetual Convertible Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

(c) Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Company has entered (or as the case may be) will enter into, or has provided (or as the case may be) will provide a guarantee for, for as long as said provisions remain in effect.

Section 4. Voting Rights. The holders of Series E Perpetual Convertible Preferred Shares shall have the following voting rights:

(a) Each Series E Perpetual Convertible Preferred Share shall entitle the holder thereof to the voting power one thousand (1,000) common shares of the Company, par value $0.01 per shares (the “Common Shares”).

(b) Except as otherwise provided herein or by law, the holders of Series E Perpetual Convertible Preferred Shares and the holders of Common Shares shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(c) Except as required by law, holders of Series E Perpetual Convertible Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action.

Section 5. Reserved.

Section 6. Reacquired Shares. Any Series E Perpetual Convertible Preferred Shares converted pursuant to Section 9 hereof, or purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof and may not be reissued.

Section 7. Liquidation, Dissolution or Winding Up.

(a) Upon any liquidation, dissolution or winding up of the Company, including the merger, consolidation or reorganization of the Company into or with another entity through one or a series of related transactions, or the sale, transfer or lease of all or substantially all of the assets of the Company, whether voluntary or involuntary, except any sale of all, or substantially all, of the maritime vessels of the Company in which the proceeds of such sales are used to acquire other maritime vessels (collectively, a “Liquidation”), the holders of Series E Perpetual Convertible Preferred Shares shall be entitled to receive the net assets of the Company pari passu with the Common Shares.

Section 8. Redemption.

(a) The Company at its option shall have the right to redeem (unless otherwise prevented by law), a portion or all of the outstanding Series E Perpetual Convertible Preferred Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per share of Series E Perpetual Convertible Preferred Shares (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including [●] and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after [●], plus an amount equal to any accrued and unpaid dividends on such Series E Perpetual Convertible Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, the Company shall first provide one (1) business day advance written notice to the holders of its intention to make a redemption (the “Redemption Notice”) setting forth the amount it desires to redeem. After receipt of the Redemption Notice the holders shall have the right to elect to convert all or any portion of its Series E Perpetual Convertible Preferred Shares, subject to the limitations set forth herein. Upon the expiration of the one (1) business day period, the Company shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.

(b) The Series E Perpetual Convertible Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstances.

Section 9. Conversion.

(a) Each Series E Perpetual Convertible Preferred Share shall be convertible, at any time and from time to time, at the option of the holder, by providing written notice of conversion to the Company, into such number of fully paid and non-assessable Common Shares determined by dividing the Liquidation Amount of each Series E Perpetual Convertible Preferred Share plus an amount equal to any accrued and unpaid dividends on such Series E Perpetual Convertible Preferred Shares (in total, the “Conversion Amount”) by the then applicable Conversion Price (as hereinafter below).

For the purposes hereof, the term “Conversion Price” in respect of each conversion shall mean the lesser of (i) $[●] (the “Fixed Conversation Price”), (ii) 80% of the lowest daily volume weighted average price of the Company’s Common Shares (as reported by Bloomberg) over the twenty (20) consecutive Trading Days (as defined below) expiring on the Trading Day immediately prior to the date of delivery of such Conversion Notice (as defined below), (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series E Perpetual Preferred Shares onwards, but in any case not less than $0.60 (the “Floor Price”). “Trading Day” means any day on which the principal United States securities exchange or trading market where the Common Shares is then listed or traded is open for business.

(b) Before any holder of Series E Perpetual Convertible Preferred Shares shall be entitled to convert the same into Common Shares pursuant to Section 9(a) hereof, such bolder shall give written notice to the Company at its principal corporate office of the election to convert Series E Perpetual Convertible Preferred Shares, the number of Series E Perpetual Convertible Preferred Shares to be converted, the number of Series E Perpetual Convertible Preferred Shares owned subsequent to the conversion at issue, and the name in which the certificate for Common Shares are to be issued (each, a “Conversion Notice”). No ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error. To effect conversions of Series E Perpetual Convertible Preferred Shares, a bolder shall not be required to surrender the certificate(s) representing the Series E Perpetual Convertible Preferred Shares to the Corporation unless all of the Series E Perpetual Convertible Preferred Shares represented thereby are so converted, in which case such holder shall deliver the certificate representing such Series E Perpetual Convertible Preferred Shares promptly following the completion of the conversion at issue.

(c) Series E Perpetual Convertible Preferred Shares converted into Common Shares or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued. The Company shall, as soon as practicable after delivery of the Conversion Notice and in any event within three (3) business days thereafter (the “Share Delivery Date”), issue and deliver or cause to be delivered to such holder of Series E Perpetual Convertible Preferred Shares, or to the nominee or nominees thereof, a certificate or certificates representing the number of validly issued, fully paid and non-assessable Common Shares to which such holder shall be entitled as aforesaid. Conversion under this Section 9 shall be deemed to have been made immediately upon delivery of the Conversion Notice and in either case the Person entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Common Shares as of such date (such date, the “Conversion Date”). If, in the case of any conversion of the Series E Perpetual Convertible Preferred Shares, such Common Shares are not delivered to or as directed by the applicable holder by the Share Delivery Date, the holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such Common Shares, to rescind such conversion, in which event the Company shall promptly return to the holder any original Series E Perpetual Convertible Preferred Share certificate delivered to the Company. The Company’s obligation to issue and deliver the Common Shares upon conversion of Series E Perpetual Convertible Preferred Share in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such bolder or any other Person of any obligation to the Company or any violation or alleged violation of law by such holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to such Holder in connection with the issuance of such Common Shares. In the event a Holder shall elect to convert any or all of the shares of its Series E Perpetual Convertible Preferred Shares, the Company may not refuse conversion based on any claim that such holder or anyone associated or affiliated with such holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to holder, restraining and/or enjoining conversion of all or part of the Series E Perpetual Convertible Preferred Shares of such holder shall have been sought and obtained, and the Company posts a surety bond for the benefit of such holder in the amount of 150% of the Liquidation Value of Series E Perpetual Convertible Preferred Shares which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue Common Shares and, if applicable, cash, upon a properly noticed conversion. Nothing herein shall limit a holder’s right to pursue actual damages for the Company’s failure to deliver Common Shares within the period specified herein and such holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(d) No fractional shares shall be issued upon conversion of the Series E Perpetual Convertible Preferred Shares into Common Shares and the number of Common Shares to be issued shall be rounded down to the nearest whole share.

(e) In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding Common Shares or the determination of holders of Common Shares entitled to receive a dividend or other distribution payable in additional Common Shares or Common Share equivalents without payment of any consideration by such holder for the additional Common Shares or the Common Share equivalents (including the additional Common Shares issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Fixed Conversion Price and Floor Price of the Series E Perpetual Convertible Preferred Shares shall be appropriately decreased so that the number of Common Shares issuable upon conversion of each Series E Perpetual Convertible Preferred Share shall be increased in proportion to such increase in the aggregate of Common Shares outstanding and issuable with respect to such Common Share equivalents.

(f) If the number of Common Shares outstanding at any time after is decreased by a combination of the outstanding Common Shares (by reverse stock split or otherwise), then, following the record date of such combination, the Conversion Price for the Series E Perpetual Convertible Preferred Shares shall be appropriately increased so that the number of Common Shares issuable on conversion of each share of each series shall be decreased in proportion to such decrease in outstanding shares.

(g) Adjustments for Distribution. In addition to any other adjustments pursuant to the terms hereof, in the event the Company shall declare a distribution payable in Common Shares, Common Share equivalents or other securities of the Company, or any subsidiary, evidences of indebtedness issued by the Company, or any subsidiary, assets (or rights to acquire assets), or options, rights or other property to the holders of Common Shares, in each case whether by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (each, a “Distribution”), then, in each such case the holders of the Series E Perpetual Convertible Preferred Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Common Shares of the Company into which their Series E Perpetual Convertible Preferred Shares are convertible as of the record date fixed for the determination of the holders of Common Shares of the Company entitled to receive such Distribution. Notwithstanding the foregoing, this Section 9(g) shall not apply in respect of the issuance of Common Shares or standard options to purchase Common Shares to directors, officers or employees of the Company in their capacity as such.

(h) Adjustments for Recapitalization. If at any time or from time to time there shall be a recapitalization of the Common Shares (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere), provision shall be made so that the holders of the Series E Perpetual Convertible Preferred Shares shall thereafter be entitled to receive upon conversion of the Series E Perpetual Convertible Preferred Shares the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Common Shares deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section with respect to the rights of the holders of the Series E Perpetual Convertible Preferred Shares after the recapitalization to the end that the provisions of this Section (including, without limitation, provisions for adjustments of the Fixed Conversion Price and the number of Common Shares issuable upon conversion of the Series E Perpetual Convertible Preferred Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(i) Notice of Record Taking. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Series E Perpetual Convertible Preferred Shares, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for effecting the conversion of the share so the Series E Perpetual Convertible Preferred Shares, 200% of the number of Common Shares as shall from time to time be sufficient to effect conversion of all outstanding Series E Perpetual Convertible Preferred Shares (the “Required Reserve Amount”); and if at any time the number of authorized but unissued Common Shares shall not be sufficient to enable the Company to satisfy its obligation to have available for issuance upon conversion of the Series E Perpetual Convertible Preferred Shares at least a number of Common Shares equal to the Required Reserve Amount, then, in addition to such other remedies as shall be available to the holder of such Series E Perpetual Convertible Preferred Shares, the Corporation will immediately take all such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite stockholder approval of any necessary amendment to these provisions as soon as possible.

Section 10. Limitations of Conversion. Holders of Series E Perpetual Convertible Preferred Shares shall be entitled to convert the Series E Perpetual Convertible Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Section 11. Ranking. All of the Series E Perpetual Convertible Preferred Shares shall rank pari passu with all classes of Common Shares.

Section 12. Amendment. The Amended and Restated Articles of Incorporation of the Company, as amended, shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series E Perpetual Convertible Preferred Shares so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding Series E Perpetual Convertible Preferred Shares, voting separately as a class.

Section 13. Fractional Shares. Series E Perpetual Convertible Preferred Shares may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series E Perpetual Convertible Preferred Shares.

Section 14. Transfer of Series E Perpetual Convertible Preferred Shares. A holder may transfer some or all of its Series E Perpetual Convertible Preferred Shares without the consent of the Company.

Section 15. Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holders), a register for the Series E Perpetual Convertible Preferred Shares, in which the Company shall record the name, address and facsimile number of the persons in whose name the Series E Perpetual Convertible Preferred Shares have been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Series E Perpetual Convertible Preferred Shares is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers. There shall be no registration requirements for the underlying Common Shares after the conversion of Series E Perpetual Convertible Preferred Shares. Upon the conversion of the Series E Perpetual Convertible Preferred Shares to Common Shares, the Common Shares shall consist of restricted shares and may be traded only after six (6) months from its issuance in accordance with Rule 144 under the Securities Act of 1933.

RESOLVED FURTHER, that the President or any Vice President and the Secretary or any Assistant Secretary of this Company be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.

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We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.

Executed in Athens, Greece on [●], 2026.

Kalliopi Ornithopoulou
Chief Executive Officer/President

FORM OF CONVERSION NOTICE

TO: RUBICO INC.

The undersigned hereby irrevocably elects to convert Series E Perpetual Convertible Preferred Shares into Common Shares of RUBICO INC., according to the conditions stated therein, as of the date written below.

Date of Conversion:
Number of Preferred Shares to be Converted:
Conversion Amount (Liquidation Amount to be converted plus accrued and unpaid dividends):
Conversion Price:
Number of Common Shares to be issued:
Number of Preferred Shares Remaining Unconverted:
Please issue the Common Shares in the following name and to the following address:
Issue to:

Authorized Signature:
Name:
Title:
Broker DTC Participant Code:
Account Number: